UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                            SILICON VALLEY RESEARCH, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     827068-20-6
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 30, 1997
                            (Date of Event which Requires
                              Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 12





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 2 of 12





       1   Name of Reporting Person                      J.F. SHEA CO., INC.

           IRS Identification No. of Above Person                94-1530032

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                        Nevada


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                 5,122,3671*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power            5,122,367*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                       5,122,367*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]


       13   Percent of Class Represented by Amount in Row 11           22.6%

       14   Type of Reporting Person                                      CO




        *See Item 5 below.





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 3 of 12





       1   Name of Reporting Person                             JOHN F. SHEA

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                 United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                 5,122,3671*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power            5,122,367*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                       5,122,367*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]


       13   Percent of Class Represented by Amount in Row 11           22.6%

       14   Type of Reporting Person                                      IN




        *See Item 5 below.





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 4 of 12





       1   Name of Reporting Person                      EDMUND H. SHEA, JR.

           IRS Identification No. of Above Person                ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                 United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                 5,122,3671*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power            5,122,367*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                       5,122,367*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]


       13   Percent of Class Represented by Amount in Row 11           22.6%

       14   Type of Reporting Person                                      IN




        *See Item 5 below.





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 5 of 12





       1   Name of Reporting Person                            PETER O. SHEA

           IRS Identification No. of Above Person                ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                 United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                 5,122,3671*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power            5,122,367*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                       5,122,367*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]


       13   Percent of Class Represented by Amount in Row 11           22.6%

       14   Type of Reporting Person                                      IN




        *See Item 5 below.





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 6 of 12


          Item 1. Security and Issuer

                  This Amendment to Schedule 13D relates to shares of common stock (the "Common Stock") of Silicon Valley Research, Inc., a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6360 San Ignacio Avenue, San Jose, California 95119.

          Item 2. Identity and Background

                  (a), (b) and (c)    This Schedule 13D is filed on behalf
          of J.F. Shea Co., Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea (collectively, the "Reporting Persons").

                  JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:

                                                             Principal
           Name and                                Citizen-  Occupation
           Office Held     Business Address          ship    or Employment


           John F. Shea    655 Brea Canyon Rd.       USA     President of
           President and   Walnut, CA 91789                  JFSCI
           Director
           Edmund H.       655 Brea Canyon Rd.       USA     Vice
           Shea, Jr.       Walnut, CA 91789                  President of
           Vice President                                    JFSCI
           and Director

           Peter O. Shea   655 Brea Canyon Rd.       USA     Vice
           Vice President  Walnut, CA 91789                  President of
           and Director                                      JFSCI

           James G.        655 Brea Canyon Rd.       USA     Secretary/
           Shontere        Walnut, CA 91789                  Treasurer of
           Secretary/                                        JFSCI
           Treasurer and
           Director


                  (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 7 of 12


                  (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

                  The source of funds for the purchases of securities was the working capital of entities and the personal funds of individuals.

          Item 4. Purpose of Transaction

                  The Reporting Persons acquired the securities for investment. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

                  Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, at the present time they have no plans or proposals that relate to or would result in any of the following:

                  (a) The acquisition by any person of additional
                      securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a
                      merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of
                      the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or
                      management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or
                      dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or
                      corporate structure;





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 8 of 12


                  (g) Any change in the Issuer's charter, bylaws or
                      instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be
                      delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) Causing a class of equity securities of the Issuer to
                      become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.

          Item 5. Interest in Securities of the Issuer

                  (a), (b)    According to information furnished to the
          Reporting Persons by the Issuer, there were 20,601,673 shares of Common Stock issued and outstanding as of December 31, 1997. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934):

                          Shares of      Shares
                            Common     Underlying              Percentage
           Name          Stock Owned   Warrants       Total       Owned


           JFSCI          2,547,168    2,088,425   4,635,593      20.4%

           E&M RP Trust     472,258          -0-     472,258       2.3%

           John F. Shea       7,258          -0-       7,258        *

           Peter O.           7,258          -0-       7,258        *
           Shea           _________    _________   _________      _____

           Total          3,033,942    2,088,425   5,122,367      22.6%
                          =========    =========   =========      =====

          *Less than 0.1%

                  The E&M RP Trust is a revocable trust. The trustors and trustees of the trust are Edmund H. Shea, Jr. (described above) and his wife, Mary. The address of the trust is 655 Brea Canyon Rd., Walnut, CA 91789.





     CUSIP NO. 827068-20-6           SCHEDULE 13D                   Page 9 of 12


                  Because voting and investment decisions with respect to the above securities may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 5,122,367 shares of the Common Stock, which is 22.6% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934). As a shareholder, director and executive officer of JFSCI, each of John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although each such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

                  (c) During the last 60 days, the only transaction in securities of the Issuer by the Reporting Persons (or other persons identified in Item 2 above) was the following: On December 30, 1997 JFSCI acquired from the Issuer 839,000 shares of Common Stock and a warrant to purchase an additional 839,000 shares of Common Stock. The purchase price in this privately negotiated transaction was $0.615 for each share of Common Stock and $0.125 for each warrant share.

                  (d) and (e) Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7. Material to be Filed as Exhibits

                  Exhibit A   Joint Filing Undertaking





     CUSIP NO. 827068-20-6           SCHEDULE 13D                  Page 10 of 12


                                      Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  January 12, 1998


          J.F. SHEA CO., INC., a Nevada       /s/ John F. Shea
          corporation                         ______________________________
                                              JOHN F. SHEA

          By:  /s/ Edmund H. Shea, Jr.
              __________________________      /s/ Edmund H. Shea, Jr.
               Edmund H. Shea, Jr.            ______________________________
               Vice President                 EDMUND H. SHEA, JR.


                                              /s/ Peter O. Shea
                                              ______________________________
                                              PETER O. SHEA





     CUSIP NO. 827068-20-6           SCHEDULE 13D                  Page 11 of 12


                                   INDEX TO EXHIBITS


           Item         Description                     Sequentially
                                                        Numbered Page

           Exhibit A    Joint Filing Undertaking              12





     CUSIP NO. 827068-20-6           SCHEDULE 13D                  Page 12 of 12


                                       EXHIBIT A
                                JOINT FILING UNDERTAKING

               The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to
          Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          Dated:  January 12, 1998

          J.F. SHEA CO., INC., a Nevada       /s/ John F. Shea
          corporation                         ______________________________
                                              JOHN F. SHEA

          By:  /s/ Edmund H. Shea, Jr.
              __________________________      /s/ Edmund H. Shea, Jr.
               Edmund H. Shea, Jr.            ______________________________
               Vice President                 EDMUND H. SHEA, JR.


                                              /s/ Peter O. Shea
                                              ______________________________
                                              PETER O. SHEA